

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

<u>Via E-mail</u>
Jay R. Luly, Ph.D.
President and Chief Executive Officer
Enanta Pharmaceuticals, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472

> **Re: Enanta Pharmaceuticals, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 31, 2012**
> **CIK No. 0001177648**

Dear Dr. Luly:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that your draft filing omits disclosure and exhibits that you intend to provide at a later date. Please provide this information with your next submission or as soon as possible thereafter in order to expedite the review of your filing.

2. We further note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

Prospectus Summary

Overview, page 1

3. Please state here and wherever else applicable in your registration statement, including
    the risk factor beginning on page 16, that none of your product candidates has yet
    advanced beyond the Phase 2 stage of clinical testing and that Phase 3 clinical trials are
    lengthy and typically involve at least several hundred people, if not more; please also
    provide an estimate of the minimum amount of time it would take from now until a New
    Drug Application for one of your products could be approved.

ABT-450/r, a Protease Inhibitor for HCV Infection, page 2

4. Please include a statement in the last paragraph under this heading on page 3 that Abbot
    Laboratories' projection may be mistaken and that your clinical trials may take longer
    than anticipated to complete, that the FDA may refuse to approve your New Drug
    Application as submitted for a variety of reasons, and that you may be requested to
    perform additional clinical trials.

Risk Factors

"We may require substantial additional financing to achieve our goals if the development and
commercialization of ABT-450 or EDP-239 is delayed or terminated . . .," page 13

5. Please include in this risk factor an estimate of the amount you intend to allocate toward
    product development in the next fiscal year.

"We have incurred a substantial cumulative net loss since our inception and we anticipate that
we may incur substantial operating losses in the future . . .," page 14

6. Please state in this risk factor and wherever else applicable in your registration statement
    the reason(s) your former collaborator opted to terminate its agreement with you in 2010,
    to the best of your knowledge.

"Clinical drug development involves a lengthy and expensive process with uncertain timelines
and uncertain outcomes . . .," page 16

7. Please expand the discussion in this risk factor to state, if known, the reason for the
    clinical hold on Novartis' cyclophilin inhibitor.

"If we or our collaborators are required to suspend or discontinue clinical trials due to side effects or other safety risks associated with our product candidates . . .," page 17

8. If you are aware of any instance where a clinical trial for one of your product candidates was suspended or terminated for safety reasons, please disclose it here.

"Even if we or our collaborators are able to commercialize any product candidates, the resulting products may become subject to unfavorable pricing regulations . . .," page 21

9. Please include in this risk factor a brief but specific discussion of the ramifications of the Patient Protection and Affordable Care Act on your commercial prospects.

"Because a portion of our manufacturing takes place in China through third-party manufacturers . . .," page 24

10. Please amend your disclosure to state to which of your product candidates that your third-party manufacturing and supply agreements relate.

"Issued patents covering one or more of our product candidates could be found invalid or unenforceable if challenged in court," page 26

11. We note your disclosure on page 96 and in Note 16 to your financial statements that you are not currently party to any actual or threatened litigation. If there has been any litigation in the past concerning one of your material patents, please describe the nature of this litigation and its resolution in this risk factor.

"We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives," page 34

12. Please include in this risk factor an estimate of the expenses you expect to incur in completing your public offering as well as of the annual compliance costs associated with your reporting obligations.

Use of Proceeds, page 40

13. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each of the bulleted expenditures and the stage of clinical development you anticipate you will attain with such allocation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 63

14. Please disclose on pages 61 and 63 the costs incurred from inception to date for each program or clarify why the inception to date amounts have not been provided.

Business

Our Research and Development Pipeline, page 71

15. In your discussion of the scientific background of your product portfolio beginning on page 73, please state expressly whether the research you have performed and the discoveries you have made either independently or in collaboration with Abbott Laboratories or Novartis into protease inhibitors provides conclusive evidence that your product candidates can offer an interferon-free or interferon/ribavirin-free approach to HCV. If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing ABT-450/ABT-450/r. To the extent appropriate, any such controversy should also be addressed in your prospectus summary and in an independent risk factor. Please provide a similar discussion for EDP-788, Bicyclolides and their therapeutic effects relating to MRSA and other skin infections.

Collaboration and License Agreements, page 81

16. Please be more specific in your descriptions of the tiered royalties you are eligible to receive through the Abbott Laboratories and Novartis agreements, e.g. "teens," "twenties," "thirties," etc.

Manufacturing, page 96

17. You state here that you currently manufacture a limited amount of your active pharmaceutical ingredients and you imply that you will only rely on third-party manufacturers for these ingredients when you initiate clinical trials in the future. In your risk factor on page 24, you suggest that such third-party agreements are already in place and that you are currently receiving supplies of your APIs through them. Please reconcile this discrepancy in your disclosure

Executive Compensation

Narrative Disclosure to Summary Compensation Table, page 103

18. We note that you propose to file only a form executive employment agreement as an exhibit. If there are any other material differences among these agreements other than what you have described here, please include the other differences in this disclosure and file the individual agreements as exhibits.

Principal Stockholders, page 111

19. Please identify the individual(s) who possess(es) voting and/or investment power over the shares held by OBP III-Holdings LLC and its affiliated entities.

Shares Eligible for Future Sale

Lock-Up Agreements and Market Standoff Provisions, page 121

20. Please file a form of the lock-up agreement as an exhibit to your registration statement.

Notes to Financial Statements

Note 8. Collaboration Agreements, page F-21

21. You state that you are eligible to receive additional milestones relating to the Novartis contract. Please clarify in Note 8, if the additional milestones are the result of your efforts or the collaborators' efforts. Also, please provide the disclosure requirements of ASC 605-28-50-2c and d, if required.

Note 14. Stock-Based Awards

Stock Option Valuation, page F-34

22. You have issued 513,500 stock options in the six months ended June 30, 2012. We will evaluate the accounting treatment for these and any other equity issuances once an IPO price has been set.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12., you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director